                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                   THE FIRST QUARTER FINANCIAL RESULTS 2001
    ----------------------------------------------------------------------------

                               QUEBECOR WORLD INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                 Form 40-F    X
         -------                                    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                No    X
   -------                            -------

                                  Press Release
                                       and
                        Consolidated Financial Statements
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1. Press Release dated April 30, 2001 (#11/01)

2. Supplemental Disclosure for the first quarter ended March 31, 2001

3. Consolidated Financial Statements for the three month period ended March 31, 2001.

                              [QUEBECOR WORLD LOGO]

APRIL 30, 2001                                                             11/01

FOR IMMEDIATE RELEASE                                                Page 1 of 3

            QUEBECOR WORLD REPORTS RECORD FIRST QUARTER 2001 RESULTS

                     DOUBLE DIGIT GROWTH IN EPS, NET INCOME
                           AND DIVIDENDS INCREASED 20%

MONTREAL, CANADA -- Quebecor World Inc. is pleased to announce for the quarter ending March 31, 2001 earnings per share of $0.27 an increase of 13% over the same period last year. Net income also increased 13% to $42.5 million and the operating margin increased to 8.7%. All are records for the quarter.

"Every quarter since the merger with World Color we have delivered record earnings and margins," said Charles G. Cavell, President and CEO of Quebecor World. "These latest results were achieved despite a significant slowdown in the U.S. economy and soaring energy costs. It shows that our diversified product strategy and global footprint place Quebecor World in a unique position to successfully deal with challenging market conditions."

Synergies from the World Color merger and additional cost containment initiatives allowed the North American platform to increase operating income by 5% in the first quarter even though revenue was down by 5%. These decisions have also put Quebecor World in a strong position to take full advantage when the U.S. economy rebounds. The Company continues to harvest the efficiencies available to it as the world's largest commercial print media provider.

In Europe, management continues to focus on strengthening the French platform while expanding pan European sales and marketing activities to take advantage of the company's unique continental reach. Revenues and operating income improved compared to the same quarter last year, excluding the unfavourable effect of currency translation.

Latin American revenues increased 34% and operating income was up 12% over the previous year's first quarter. The company's strategy of growing internationally with strong customers in expanding markets moved ahead in the first quarter with the initial printing of Veja Magazine for Editora Abril in the new Recife facility. Veja, the world's fourth largest news magazine can now be distributed in timely fashion throughout North East Brazil thus saving the publisher significant time and distribution costs. Production of telephone directories for Listel Listas Telefonicas S.A. will begin in the second quarter.

In March, Quebecor World issued $250 million of Senior Notes to a group of private U.S. investors to completely repay the bank debt incurred for the World Color acquisition. Quebecor World is now positioned to resume its role as the industry's leading consolidator.

"We are looking at opportunities in all our geographies," said Mr. Cavell. "There are a number of options we are studying but the goal is to grow and strengthen our business. Substantial growth in Europe, South America and North America will be realized in the coming years."

FOR IMMEDIATE RELEASE                                                Page 2 of 3

The Company recently made two niche acquisitions. In Brazil, Quebecor World purchased 75% of Graphica Melhoramentos. The Sao Paulo based company has annual sales of $16 million printing trade and textbooks, magazines, directories and catalogs.

In Spain, Quebecor World purchased a controlling interest in Espacio y Punto. This is a leading pre-media company located in Madrid. This acquisition will strengthen the relationships that many of Spain's largest magazine and catalogue publishers have with our Altair printing facility. It gives Quebecor World a European pre-media platform to develop along the lines of those employed in North America under Que-Net Media-TM-.

"While there is slowdown in the U.S. economy from which we are not immune, we will continue focusing management resources to diminish the impact on our business", said Mr. Cavell. "We are moving ahead with the completion of the World Color integration and we will continue to look for ways to make our business stronger".

In April, Quebecor World reported it had repurchased 4,940,000 Subordinate Voting Shares at an average cost per share of CDN$35.26 under its Normal Course Issuer Bid instituted April 6, 2000. At the same time the Company renewed its Normal Course Issuer Bid for a maximum of 8,800,000 Subordinate Voting Shares representing approximately 10% of the public float as of March 26, 2001. Purchases will be made between April 6, 2001 and April 5, 2002. Shares repurchased under the bid will be cancelled.

At Quebecor World's Annual Meeting April 4, James Doughan was elected to the Board of Directors. Mr. Doughan has an extensive business background having most recently served as President and Chief Executive Officer of Abitibi Consolidated from 1997 to 1999, and as President and Chief Executive Officer of Stone Consolidated from 1993 to 1997.

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares and CDN$0.4265 per share on Series 4 Preferred Shares. The dividends are payable on June 1, 2001 to shareholders of record at the close of business on May 17, 2001.

QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON MAY 1ST, 2001

Quebecor World Inc. will broadcast its 2001 First Quarter Earnings conference call live over the Internet on Tuesday May 1st, 2001, at 8:30 A.M. (EDT). The company's financial results will be made public in a press release prior to the conference call.

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

HTTP://WWW.QUEBECORWORLD.COM/HTMEN/20_0/20_1INV_8.HTM or at:
HTTP://WWW.IR-LIVE.COM/EN/SHOWS/QUEBECOR_WORLD/EVENTS/2001.05.01/?WEBCAST_ID=171

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 753071, available from May 1st to May 15th, 2001.

FOR IMMEDIATE RELEASE                                                Page 3 of 3

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is the leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS


Periods ended March 31
(In millions of US dollars, except per share data)


                                                              Three months
                                                  =================================
                                                    2001          2000      Change
                                                  -------       -------     -------

CONSOLIDATED RESULTS
Revenues                                          1,576.7       1,630.4       (3)%
Operating income before amortization                219.2         231.7       (5)%
Operating income                                    136.4         138.2       (1)%
Net income                                           42.5          37.6       13 %
Cash provided from operating activities            (153.5)         72.6     (311)%
Free cash flow from operations*                    (218.6)         42.9     (610)%
Operating margin before amortization                 13.9 %        14.2 %
Operating margin                                      8.7 %         8.5 %
                                                  =========     =========   ======

SEGMENTED INFORMATION
REVENUES
    North America                                 1,315.6       1,377.7       (5)%
    Europe                                          227.1         227.3       --
    Latin America                                    34.2          25.5       34 %

OPERATING INCOME
    North America                                   125.0         119.6        5 %
    Europe                                           12.8          13.4       (4)%
    Latin America                                     1.9           1.7       12 %

OPERATING MARGINS
    North America                                     9.5 %         8.7 %
    Europe                                            5.6 %         5.9 %
    Latin America                                     5.6 %         6.7 %
                                                  =========     =========   ======

PER SHARE DATA
Cash earnings**                                    $ 0.38        $ 0.35        9 %
Net income                                         $ 0.27        $ 0.24       13 %
Dividends on equity shares                         $ 0.10        $ 0.07       43 %
Book value                                         $15.32        $14.33
                                                  =========     ========    ======

FINANCIAL POSITION
Working capital                                     189.9         147.5
Total assets                                      6,438.3       6,687.8
Long-term debt (including convertible notes)      2,333.7       2,795.2
Shareholders' equity                              2,560.2       2,329.1
Debt-to-capitalization                            48 : 52       54 : 46
                                                  =========     ========    ======

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Earnings per share before goodwill amortization.


                                [LOGO QUEBECOR]
                              Quebecor World Inc.
                            Supplemental Disclosure


                             For the First Quarter
                              Ended March 31, 2001





                      For Public Release on April 30, 2001

     http://www.quebecorworld.com/htmen/20_0/pdf/01Q1-Suppl.Disclosure.pdf

QUEBECOR WORLD
--------------
FIRST QUARTER 2001

                                                                           PAGE
 1.    HIGHLIGHTS                                                            1
 2.    RECENT DEVELOPMENTS                                                   4
 3.    PROGRESS REPORT: INTEGRATION OF OPERATIONS                            7
 4.    MANAGEMENT APPOINTMENTS                                               9
 5.    CORPORATE FINANCE                                                    11
 6.    SEGMENTED RESULTS OF OPERATIONS                                      13
 7.    BREAKDOWN OF REVENUES                                                17
 8.    EARNINGS MOMENTUM                                                    18
 9.    MARGIN MOMENTUM                                                      19
10.    FINANCIAL CONDITION                                                  20


CERTAIN INFORMATION INCLUDED IN THIS DOCUMENT IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISK AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE IMPACT OF TECHNOLOGICAL AND MARKET CHANGE; THE ABILITY OF QUEBECOR WORLD INC. TO INTEGRATE THE OPERATIONS OF ACQUIRED BUSINESS IN AN EFFECTIVE MANNER; GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES, INCLUDING INTEREST RATE AND CURRENCY EXCHANGE FLUCTUATIONS; AND THE IMPACT OF CONSOLIDATION IN THE PRINTING INDUSTRY.

ALL DOLLAR AMOUNTS IN US DOLLARS UNLESS OTHERWISE NOTED.

1. HIGHLIGHTS
-------------
First Quarter 2001

RECORD RESULTS: Quebecor World achieved record operating margin, net income and earnings per share for the first quarter 2001.

REVENUES: For the first quarter ended March 31, 2001, revenues were $1,577 million, down 3% from 2000.

OPERATING INCOME: Operating income was $136.4 million in the first quarter 2001 ($138.7 million before non-operating expenses) compared with $138.2 million in 2000 ($136.4 million excluding the contribution from CD-ROM replication and fulfilment activities sold during the summer 2000).

The operating income margin improved from 8.5% in 2000 to 8.7% in 2001 in spite of non-operating expenses and lower volumes.

NET INCOME: Reached a record $42.5 million, a 13% increase over $37.6 million last year.

EARNINGS PER SHARE: For the first quarter ended March 31, 2001, earnings per share reached $0.27, an improvement of 13% over the $0.24 reported in 2000. Excluding the impact of weaker foreign currencies and non-operating expenses, earnings per share were $0.29 for an improvement of 21% over 2000.

-------------------------
CONSOLIDATED RESULTS


                                                      SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                          FOR THE FIRST QUARTER ENDED MARCH 31

(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)         2001             Change           2000
                                                          ----             ------           ----
Revenues(1)                                             $1,576.7             -3%          $1,630.4
EBITDA(1)                                                  219.2(2)          -5%             231.7
Operating income(1)                                        136.4(2)          -1%             138.2
Net income - cash basis                                     58.3             +8%              53.8
Net income                                                  42.5            +13%              37.6
Earnings per share                                      $   0.27            +13%          $   0.24
Earnings per share - cash basis                             0.38             +9%              0.35
EBITDA  margin                                              13.9%                             14.2%
Operating margin                                             8.7%                              8.5%


(1) CD-ROM REPLICATION BUSINESS HAD REVENUES OF $19.5M, EBITDA OF $2.9M AND EBIT OF $1.8M FOR Q1 2000.
(2) INCLUDES $2.3M OF NON-OPERATING EXPENSES ($2.0M IN NORTH AMERICA AND $0.3M IN EUROPE)

-------------------------
IMPACT OF DIVESTITURES, CURRENCY TRANSLATION AND OTHER FACTORS
(IN $ MILLIONS, EXCEPT PER SHARE DATA)

                                                                                         EPS IMPACT
                                                                      FIRST QUARTER       (PRE-TAX)
                                                                      -------------      ----------
IMPACT ON REVENUES
                               Weaker foreign currencies                  ( 31.4)
                               Sale of CD-ROM and fulfilment              ( 19.5)
                               TOTAL                                     ($ 50.9)
                                                                         ========         =======
IMPACT ON OPERATING INCOME
                               Weaker foreign currencies                   ( 1.8)          (0.01)
                               Sale of CD-ROM and fulfilment               ( 1.8)          (0.01)
                               Non-operating expenses                      ( 2.3)          (0.02)
                               TOTAL                                      ($ 5.9)         ($0.04)
                                                                         ========         =======
TOTAL IMPACT ON E.P.S.                                                                    ($0.04)
                                                                         ========         =======


2. RECENT DEVELOPMENTS
----------------------
SPANISH EXPANSION


Quebecor World Inc. announced in February the acquisition of a controlling interest in a leading Spanish pre-media company in Madrid, Espacio y Punto. The investment in Espacio y Punto provides Quebecor World with a European pre-media platform upon which to build. The Company will model its European pre-media operations along the lines of those employed in North America under Que-Net Media-TM-.

Espacio y Punto employs approximately 80 people. Its clients include the leading Spanish magazine publishers and Spain's top retailers. The company's reputation for excellence in customer service and its long-standing relationship with Quebecor World's Spanish printing plants means the acquisition will further strengthen Quebecor World's position as one of the leading printers in Spain.

----------------------------------
BRAZILIAN EXPANSION


Quebecor World announced in March a significant expansion of its network in Latin America with the acquisition of Grafica Melhoramentos S.A., in Sao Paulo. The transaction means Quebecor World will soon have two facilities in Latin America's largest economy. The Company is in the final stage of building another facility in Recife, Brazil's fourth largest city, where it will produce directories and magazines.

Quebecor World is acquiring 75% of Grafica Melhoramentos from Companhia Melhoramentos of Sao Paulo (CMSP), a leading Brazilian publisher and paper manufacturer. CMSP retains a 25% equity interest in the printer. Both companies are reinvesting in the printing company to expand its capacity and to enhance its service capabilities. Concurrently, Quebecor World and CMSP's publishing arm have signed a printing agreement for eight years with a further five-year option.

Grafica Melhoramentos has annual sales of Brazilian Real 32 million (US $16 million). Approximately 70% of the production is trade and textbooks, 15% magazines, 10% directories and catalogs and 5% commercial. Some of the key customers include Editora Melhoramentos, Barsa-Planeta, Saint Gobain, Reader's Digest and Saraiva. There are approximately 280 employees at the 8,000 square metre Sao Paulo facility operating a range of web and sheet fed presses and hard and soft cover bindery equipment.

----------------------------------
CORPORATE FINANCE


PRIVATE PLACEMENT OF US$250 MILLION OF SENIOR NOTES

On March 28, 2001, Quebecor World issued through a wholly owned U.S. subsidiary $250 million of Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and have a 7.2% coupon. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private market to US$621 million for maturities between 5 and 20 years.

Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

ISSUANCE OF CDN$200 MILLION PREFERRED SHARES

On February 28, 2001 the Company issued in the Canadian equity market 8 million 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 per share, for aggregate proceeds of Cdn $200 million. The shares were purchased by a syndicate of underwriters, who exercised their green shoe option to purchase an additional 2 million shares beyond their commitment of 6 million shares. The Series 4 Shares represent approximately 2% of the Company's capital structure, and provide additional equity to reinforce the capital structure for the next stage of growth.

3. PROGRESS REPORT
------------------
INTEGRATION OF OPERATIONS



KEY PROJECTS                                STATUS
YEAR 2000
Corporate services integration              Completed.
Sales force integration                     Completed.
Digital services                            Completed.
San Jose                                    Completed.
Sherwood                                    Completed.
Houston                                     Completed.
Nashville                                   Completed.
St-Paul                                     Completed.
Vermont                                     Completed.
Dresden                                     Completed.
Pawtucket                                   Completed.

YEAR 2001
Salem                                       Collective bargaining underway.
Omaha                                       To be completed by May 15, 2001.
Erlanger                                    To be completed by May 15, 2001.
Other US cost containment                   Completed


------------------------------
CASH RESTRUCTURING COSTS AND CAPITAL INVESTMENT


CASH RESTRUCTURING COSTS

As a result of the restructuring plan adopted in 1999, the Company incurred $76 million of cash restructuring costs in 2000 and a further $12 million in the first quarter of 2001.

CAPITAL INVESTMENT

During the quarter ended March 31, 2001, the Company invested $63.5 million in capital spending, in line with its stated target of $250 million for the full year 2001.

4. MANAGEMENT APPOINTMENTS
--------------------------
QUEBECOR WORLD - NORTH AMERICA


The Company has combined its U.S. and Canadian operations into Quebecor World North America led by Marc Reisch. QW North America's head office is in Greenwich, Connecticut. The combined North American platform will allow for increased product specialization, improved economies of scale and one-stop shopping for most of our customers.

Brian Sullivan was appointed President, Commercial and Direct Groups. Past president of the Commercial Group, with a 22-year career in commercial printing, Brian brings strong leadership to this rapidly growing segment of the Quebecor World platform. The combination of these two groups has created a business unit with yearly revenues of $1 billion.

Hans Nielsen has assumed the new role of President - Quebecor World Retail Offset Group, reporting to David Boles. Hans is an experienced executive having spent twenty-six years in the Quebecor organization in Canada. Most recently, he has been leading the Canadian Retail Group.

Carl Gauvreau was appointed Senior Vice President, Finance - Quebecor World North America. For the last four years, Carl was Vice President, Corporate Controller for Quebecor World Inc. Prior to joining the company, he held the position of Senior Manager at KPMG.

--------------------------------------
QUEBECOR WORLD (CORPORATE)


Mike Young was appointed Vice President, Corporate Controller, Quebecor World. During the previous six years, Mike served as Chief Financial Officer of Quebecor World U.K., and as Senior Vice President of Management Information Systems for Quebecor World Europe.

Marie Hlavaty was appointed Vice President, General Counsel and Secretary of Quebecor World. She is the senior legal officer of the Corporation. Prior to the Merger, Marie was Deputy General Counsel of World Color. Marie joined World Color in 1994 and prior to that, was an associate with the law firm of Latham & Watkins.

5. CORPORATE FINANCE
--------------------
MERGER BANK BORROWINGS - ACQUISITION FACILITY

Initial limit $1.25 billion

DEC. 31/99    $925 MILLION
DEC. 31/00    $125 MILLION
MARCH 28/01   ISSUANCE OF SENIOR NOTES $250 MILLION

--------------------------------
NORMAL COURSE ISSUER BID

As at April 2, 2001, the Corporation had purchased a total of 4,940,000 Subordinate Voting Shares at an average cost per share of Cdn$35.26 under its April 6, 2000 Normal Course Issuer Bid program (the "2000 Program"). Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.

On April 6, 2001 the Company began repurchasing shares under a new normal course issuer bid program (the "2001 Program"), which will expire on April 5, 2002. The 2001 Program allows for repurchases of up to 8,800,000 Subordinate Voting Shares, representing approximately 10% of the public float. All other terms of the 2001 Program are substantially the same as the 2000 Program. Repurchases under the 2001 Program will be funded effectively from Free Cash Flow from Operations.

6. SEGMENTED RESULTS OF OPERATIONS
----------------------------------
NORTH AMERICA

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                         2001         Change      2000
                                                     --------       ------     ------
Revenues(1)                                          $1,315.6         -5%     $1,377.7
EBITDA(1)                                               193.4         -2%        197.8
Operating income (before non-op. expenses)(1)           127.0         +6%        119.6
Operating income as reported                            125.0         +5%        119.6
EBITDA margin                                           14.7%                    14.4%
Operating margin  (before non-op. expenses)              9.7%                     8.7%

(1) CD-ROM replication business had revenues of $19.5M, EBITDA of $2.9M and EBIT of $1.8M for Q1 2000.

EUROPE ($US)

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                         2001         Change      2000
                                                     --------       ------     ------
Revenues                                            $ 227.1           0%      $ 227.3
EBITDA                                                 25.3          -5%         26.6
Operating income (before non-op. expenses)             13.1          -2%         13.4
Operating income as reported                           12.8          -4%         13.4
EBITDA margin                                         11.1%                      11.7%
Operating margin  (before non-op. expenses)            5.8%                       5.9%

----------------------------------------------
EUROPE (EURO)

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                         2001         Change      2000
                                                     --------       ------     ------
Revenues                                              246.0          +7%        230.3
EBITDA                                                 27.8          +3%         26.9
Operating income (before non-op. expenses)             14.3          +5%         13.6
Operating income as reported                           14.0          +3%         13.6
EBITDA margin                                          11.3%                     11.7%
Operating margin  (before non-op. expenses)             5.8%                      5.9%

----------------------------------------------
LATIN AMERICA ($US)

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS EXCEPT MARGINS)                         2001         Change      2000
                                                     --------       ------     ------
Revenues                                              $ 34.2         +34%      $ 25.5
EBITDA                                                   3.6         +10%         3.3
Operating income as reported                             1.9         +12%         1.7
EBITDA margin                                           10.6%                    13.0%
Operating margin                                         5.6%                     6.7%

7. BREAKDOWN OF REVENUES
------------------------
FIRST QUARTER 2001


BREAKDOWN OF REVENUES - CONSOLIDATED

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS)                                        2001         Change      2000
                                                     --------       ------     ------
Magazines                                            $  442.5         -7%     $  478.3
Retail inserts                                          276.8         +5%        263.5
Catalogs                                                263.7         +1%        261.9
Specialty printing and direct mail                      214.1        -20%        268.7
Books                                                   186.7         -9%        205.9
Directories                                              92.6        +17%         79.1
Pre-media, logistics and
 other value added services                             100.3        +37%         73.0
TOTAL                                                $1,576.7         -3%     $1,630.4

8. EARNINGS MOMENTUM
--------------------
DISCUSSION OF CONSENSUS EARNINGS

                                                            EARNINGS PER SHARE(1)
                                                            ---------------------
                FIRST QUARTER            SECOND QUARTER         THIRD QUARTER           FOURTH QUARTER            FULL YEAR
                ---------------          --------------         -------------           --------------            ---------
                  EPS       %             EPS       %             EPS      %             EPS       %            EPS       %
                ------    -----          ------    ----         ------    ----          ------    ----         ------    ----
1998            $0.16      + 7%          $0.31     +15%         $0.38     +27%          $0.44     +10%         $1.29     +15%
1999            $0.18      +13%          $0.36     +16%         $0.43     +13%          $0.58     +32%         $1.55     +20%
2000            $0.24      +33%          $0.41     +14%         $0.58     +35%          $0.70     +21%         $1.93     +25%
2001            $0.27(3)   +13%          $0.45(2)  +10%         $0.68(2)  +17%          $0.82(2)  +17%         $2.22(2)  +15%


(1) BEFORE RESTRUCTURING AND OTHER CHARGES.
(2) QUATERLY ESTIMATE BASED ON CONSENSUS ACCORDING TO FIRST CALL, A THOMSON COMPANY AS AT APRIL 16, 2001.
(3) NET OF $2.3 MILLION OF NON-OPERATING EXPENSES

9. MARGIN MOMENTUM
------------------
EBIT MARGIN (QUARTERLY)

                                  EBIT MARGINS
                            - on a Quarterly basis -

QUARTER 1

           1998     5.7%
           1999     6.2%
           2000     8.5%
           2001     8.7%

QUARTER 2

           1998     8.3%
           1999     9.1%
           2000    10.8%

QUARTER 3

           1998     9.4%
           1999    10.1%
           2000    12.4%

QUARTER 4

           1998     9.5%
           1999    11.0%
           2000    12.7%

10. FINANCIAL CONDITION
-----------------------
SUMMARIZED CONSOLIDATED BALANCE SHEETS

                                                   FOR THE FIRST QUARTER ENDED MARCH 31
                                                   ------------------------------------
(IN $ MILLIONS EXCEPT FINANCIAL RATIOS)                2001         Change      2000
                                                     --------       ------     ------
Working capital                                     $  189.9         +29%     $  147.5
Net fixed assets                                     2,649.3          -6%      2,833.1
Total assets                                         6,438.2          -4%      6,687.8
Shareholders' equity                                 2,560.2         +10%      2,329.1
Long-term debt                                       2,227.6         -15%      2,628.5
Convertible debentures                                 106.1         -36%        166.7
Debt:Equity                                            48:52                     54:46
EBITDA Coverage Ratio                                    4.7                       5.3
EBIT Coverage Ratio                                      3.2                       3.3


CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three months ended March 31
(in thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                        2001              2000
                                                                    ----------         ----------
REVENUES                                                            $1,576,743         $1,630,439
Operating expenses:
     Cost of sales                                                   1,234,663          1,272,881
     Selling, general and administrative                               122,891            125,903
     Depreciation and amortization                                      82,793             93,409
                                                                    ----------         ----------
                                                                     1,440,347          1,492,193
                                                                    ----------         ----------
OPERATING INCOME                                                       136,396            138,246
Financial expenses                                                      54,365             61,094
                                                                    ----------         ----------
Income before income taxes                                              82,031             77,152
Income taxes                                                            22,805             22,882
                                                                    ----------         ----------
Income before minority interest                                         59,226             54,270
Minority interest                                                          893                442
                                                                    ----------         ----------
NET INCOME BEFORE GOODWILL AMORTIZATION                                 58,333             53,828
Goodwill amortization, net of taxes                                     15,877             16,219
                                                                    ----------         ----------
NET INCOME                                                          $   42,456         $   37,609
Net income available to holders of preferred shares                      3,216              2,582
                                                                    ----------         ----------
Net income available to holders of equity shares                    $   39,240         $   35,027
                                                                    ----------         ----------
EARNINGS PER SHARE                                                  $     0.27         $     0.24
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                     $     0.38         $     0.35
                                                                    ----------         ----------
Average number of equity shares outstanding (in thousands)             145,057            147,700
                                                                    ----------         ----------
RETAINED EARNINGS:
BALANCE, BEGINNING OF PERIOD                                        $  870,272         $  650,155
     Net income                                                         42,456             37,609
     Shares and convertible notes repurchased                          (17,090)                91
     Share issue expenses (note 5(a))                                   (2,990)                -
     Dividends:
         Equity shares                                                 (14,311)           (10,339)
         Preferred shares                                               (2,456)            (2,589)
                                                                    ----------         ----------
BALANCE, END OF PERIOD                                              $  875,881         $  674,927
                                                                    ==========         ==========


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31
(in thousands of US dollars)
(Unaudited)

                                                                        2001              2000
                                                                    ----------         ----------
OPERATING ACTIVITIES:
     Net income                                                     $  42,456          $  37,609
     Non-cash items in net income:
         Depreciation of  property, plant and equipment                77,045             86,615
         Amortization of goodwill and deferred charges                 21,624             23,013
         Imputed interest                                                 924              1,448
         Amortization of deferred financing costs                       1,276              2,888
         Deferred income taxes                                         14,873             12,484
         Minority interest                                                893                442
         Other                                                           (369)              (774)

     Changes in non-cash balances related to operations:
         Trade receivables                                            (56,461)            80,597
         Inventories                                                   (5,992)               (40)
         Trade payables and accrued liabilities                      (215,215)          (156,706)
         Other current assets and liabilities                          (4,285)             1,007
         Other non-current assets and liabilities                     (30,295)           (16,004)
                                                                    ----------         ----------
     Cash (used) provided from operating activities                  (153,526)            72,579

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                   (1,223)               104
     Net proceeds from issuance of equity shares                        2,611              1,030
     Repurchases of shares for cancellation                           (40,402)                -
     Net proceeds from issuance of preferred shares                   127,211                 -
     Issuance of long-term debt                                       249,323                 -
     Repayments of long-term debt and convertible notes              (126,250)           (40,322)
     Dividends on equity shares                                       (14,311)           (10,339)
     Dividends on preferred shares                                     (2,456)            (2,589)
                                                                    ----------         ----------
     Cash provided (used) from financing activities                   194,503            (52,116)

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and
        cash equivalents (note 2)                                     (37,686)                -
     Additions to property, plant and equipment                       (63,500)           (42,794)
     Net proceeds from disposal of other assets                           910             15,682
                                                                    ----------         ----------
     Cash used by investing activities                               (100,276)           (27,112)

Effect of exchange rate changes on cash and cash equivalents            8,550              6,374
                                                                    ----------         ----------
Net decrease in cash and cash equivalents                             (50,749)              (275)
Cash and cash equivalents, beginning of period                         52,732              3,613
                                                                    ----------         ----------
Cash and cash equivalents, end of period                            $   1,983          $   3,338
                                                                    ==========         ==========
Supplemental cash flow information:
Interest paid                                                       $   65,732         $   65,483
Income taxes paid                                                       21,944              4,309
                                                                    ==========         ==========


See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

                                                              MARCH 31, 2001       December 31,2000    March 31, 2000
                                                              --------------       ----------------    --------------
                                                                (UNAUDITED)             (audited)        (unaudited)
ASSETS

Current assets:
     Cash and cash equivalents                                   $    1,983            $   52,732         $    3,338
     Trade receivables, net of allowances for
       doubtful accounts of $20,189, $17,823, and
       $19,188 respectively                                         639,876               584,047            651,524
     Receivables from related parties                                 3,931                 3,048              1,700
     Inventories                                                    466,722               461,340            483,950
     Deferred income taxes                                           58,083                58,083             36,385
     Prepaid expenses                                                34,271                26,024             30,055
                                                                 ----------            ----------         ----------
                                                                  1,204,866             1,185,274          1,206,952
Property, plant and equipment, net of accumulated
   depreciation of $1,300,936, $1,262,281, and
   $1,249,468 respectively                                        2,649,304             2,682,983          2,833,069
Goodwill, net of accumulated amortization
   of $158,398, $144,114 and $112,709 respectively                2,432,267             2,459,510          2,500,488
Other assets                                                        151,812               156,893            147,299
                                                                 ----------            ----------         ----------
                                                                 $6,438,249            $6,484,660         $6,687,808
                                                                 ==========            ==========         ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                           $    1,835            $    3,129         $    3,996
     Trade payables                                                 442,583               632,550            466,836
     Accrued liabilities                                            475,193               522,907            474,113
     Income and other taxes                                          10,659                 6,011             41,607
     Current portion of long-term debt and convertible notes         84,689                87,212             72,859
                                                                 ----------            ----------         ----------
                                                                  1,014,959             1,251,809          1,059,411

Long-term debt                                                    2,142,930             2,015,554          2,555,623
Other liabilities                                                   274,116               290,788            288,879
Deferred income taxes                                               326,538               326,137            266,082
Convertible notes                                                   106,063               105,936            166,695
Minority interest                                                    13,463                20,556             22,058

Shareholders' equity:
     Capital stock  (note 5)                                      1,740,741             1,631,241          1,654,786
     Additional paid-in capital                                      88,737                88,737             88,737
     Other paid-in capital                                           15,849                15,849             17,976
     Retained earnings                                              875,881               870,272            674,927
     Translation adjustment                                        (161,028)             (132,219)          (107,366)
                                                                 ----------            ----------         ----------
                                                                  2,560,180             2,473,880          2,329,060
                                                                 ----------            ----------         ----------
                                                                 $6,438,249            $6,484,660         $6,687,808
                                                                 ==========            ==========         ==========


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2001 and 2000 (Tabular amounts are expressed in thousands of US dollars) (Unaudited)


1.   BASIS OF PRESENTATION

     The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

     The consolidated financial statements have been prepared using the same accounting policies as described in the latest annual report with exception of the new standard described below. In the first quarter of 2001, the Company has adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

2.   BUSINESS ACQUISITION

     The company made several business acquisitions in the first quarter of 2001 which were accounted for using the purchase method. In Spain, the Company purchased a controlling interest in Espacio y Punto. The company completed several business acquisitions complementary to its Latin American operations, including the redemption of minority interests and the acquisition of 75% of Grafica Melhoramentos in Brazil.

3.   RESTRUCTURING AND OTHER CHARGES

     As of January 1, 2001, the balance of the restructuring was $18 million, this related to the termination of employees in Europe in response to difficult market conditions as well as to changes in the Company's digital strategy. The Company used $5 million of restructuring reserve during the period ended March 31, 2001.

4.   LONG-TERM DEBT

     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

5.   CAPITAL STOCK
     (a) Issued and outstanding First Preferred Shares Series 4

         In the first quarter of 2001, the Company issued 8 million First Preferred Shares Series 4 for a cash consideration of Cdn $200 million ($130 million) before share issue expenses of Cdn $5 million ($3 million) recorded as a reduction of retained earnings. The First Preferred Shares Series 4 are entitled to a fixed cumulative preferential cash dividends of Cdn $1.6875 per share per annum, payable quarterly.

     (b) Share repurchase program

         During the period ended March 31, 2001, the Company had repurchased for cancellation under the normal course issuer bid program initiated in 2000, a total of 1,595,923 Subordinate Voting Shares for a net cash consideration of Cdn $58 million ($40 million).

         On April 2, 2001, the Company announced the renewal of the normal course issuer bid for a maximum of 8.8 million Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002.

6.   SEGMENT DISCLOSURE

     The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies.
     Summarization of the segmented information is as follows:


                                            NORTH                     LATIN                  INTER-
                                           AMERICA       EUROPE      AMERICA      OTHER     SEGMENT        TOTAL
                                           -------       ------      -------      -----     -------        -----
     FIRST QUARTER ENDED MARCH 31,

     2001
     REVENUES                            $1,315,635     $227,077     $34,150    $   -         $(119)     $1,576,743
     OPERATING INCOME                       125,021       12,827       1,911     (3,363)        -           136,396

     2000
     Revenues                             1,377,673      227,344      25,459         -          (37)      1,630,439
     Operating income                       119,604       13,425       1,701      3,516         -           138,246
                                         ==========     ========     =======    =======       =====      ==========


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


              QUEBECOR WORLD INC.


              By:    /S/Mike Young
                     --------------------------------------------------
              Name:  Mike Young
              Title: Vice President and Corporate Controller


Date: April 30, 2001